Exhibit 99.1

Can-Fite Announces Reverse Split of its Ordinary Shares and ADS Ratio Change

RAMAT GAN, Israel, Dec. 23, 2025 (GLOBE NEWSWIRE) -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company advancing a pipeline of proprietary small-molecule drugs targeting oncological and inflammatory diseases, announced today that following the approval of its shareholders on November 10, 2025, its Board of Directors has approved a 1-for-3,000 reverse split of the Company’s  ordinary shares. The reverse split will be recorded with the Tel-Aviv Stock Exchange on January 2, 2026 and on January 4, 2026, the Tel-Aviv Stock Exchange will be closed. The first trading date for the newly consolidated ordinary shares on the Tel-Aviv Stock Exchange will be January 5, 2026.

The reverse split will result in each outstanding three thousand pre-split ordinary shares automatically combining into one new ordinary share, no par value, without any further action on the part of the shareholders. Concurrently with the reverse split, the Company will effect a corresponding change in the ratio of ordinary shares underlying each of the Company’s American Depositary Shares (ADSs), such that its ratio of ADSs to ordinary shares will change from one (1) ADS representing three hundred (300) ordinary shares to a new ratio of one (1) ADS representing two (2) ordinary shares and no adjustment will be made to the outstanding number of the ADSs of the Company. The ratio change will be effective on the NYSE American on January 5, 2026.

For ADS holders, the ratio change will have the same effect as a one-for-twenty ADS split. On the effective date, each ADS holder will be required to exchange every twenty (20) ADSs then held for one (1) new ADS. The Bank of New York Mellon, the depositary bank, will arrange for the exchange of the current ADSs for the new ones. The Company’s ADSs will continue to trade on the NYSE American under the symbol “CANF” with a new CUSIP Number 13471N409.

The total number of outstanding ordinary shares will be reduced on the effective date at a ratio of three thousand-for-one. The Company’s authorized number of ordinary shares will also be proportionately decreased from 42,000,000,000 to 14,000,000 ordinary shares, no par value, each as a result of the reverse split. No fractional ordinary shares will be issued as a result of the reverse split as any fractional ordinary shares resulting from the reverse split will be rounded up to the nearest whole share on a per shareholder basis.

The reverse split and ADS ratio change will not impact any shareholder’s percentage ownership of the Company or voting power, except for minimal effects resulting from the treatment of fractional shares.

No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.

As a result of the change in the ADS ratio, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than twenty times the ADS price before the change.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion-dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson reported topline results in a Phase III trial for psoriasis and commenced a pivotal Phase III trial. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase IIb trial for the treatment of MASH, and in a Phase IIa study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: https://www.canfite.com/.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to any resurgence of the COVID-19 pandemic and the war between Israel and Hamas; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on April 7, 2025 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114